UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On February 21, 2024, SMX (Security Matters) Public Limited Company (the “Company”) entered into a series of agreements (the “Agreements”), as follows:

●	Consulting Agreement with IR Agency LLC (“IR Agency”), pursuant to which, among other things, IR Agency will provide non-exclusive investor relation-related services to the Company, and the Company paid $1,650,000 in fees for such services.
●	Consulting Agreement with 1341587 B.C. Ltd. (“1341587 B.C.”), pursuant to which, among other things, 1341587 B.C. will provide social media optimization, client introductions, fashion industry integration and other consulting services to the Company, through August 15, 2024. The Company paid $150,000 in fees for such services.
●	Consulting Agreement with 1173727 B.C. Ltd. (“1173727 B.C.”), pursuant to which, among other things, 1173727 B.C. will provide contractor management, development and implementation of a customized business development and corporate communications roadmap, identification of unique revenue streams, acquisition target introductions and other consulting services to the Company, for a six month term. The Company paid $300,000 in fees for such services.
●	Consulting Agreement with 1434646 B.C. Ltd. (“1434646 B.C.”), pursuant to which, among other things, 1434646 B.C. will provide services relating to identifying new sales channels and market opportunities, developing and implementing marketing strategies, analyzing market trends, consumer behavior and competitive activities, conducting market research and customer surveys and collaborating with the Company to optimize sales processes and improve performance, for a six month term. The Company paid $150,000 in fees for such services.
●	Consulting Agreement with 1396974 BC Ltd. (“1396974 BC”), pursuant to which, among other things, 1396974 BC will provide services relating to brand strategy consultation, creative direction consultation, strategic partnerships, digital marketing services and other consulting services to the Company, for a six month term. The Company paid $150,000 in fees for such services.

The proceeds from the Company’s previously announced $2.9 million offering was used to pay the fees under the Agreements.

The foregoing description of the Agreements do not purport to be complete and are qualified in their entirety by reference to the text of the respective Agreements, which are filed as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Exhibit Number	Description
10.1	Consulting Agreement with IR Agency LLC
10.2	Consulting Agreement with 1341587 B.C. Ltd.
10.3	Consulting Agreement with 1173727 B.C. Ltd.
10.4	Consulting Agreement with 1434646 B.C. Ltd.
10.5	Consulting Agreement with 1396974 BC Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 23, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer